UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                     --------------------------------------


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)



                            INTERACTIVE NETWORK, INC.
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                                (Name of Issuer)

  Common Stock,  No par value                          45837P 108
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  (Title of Class of Securities)                      (CUSIP Number)


    Richard Cotton, Esq., National Broadcasting Company, Inc., 30 Rockefeller
                 Plaza, New York, New York, 10112 (212) 664-4000
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       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                 April 23, 1999
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             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box / /.

                               Page 1 of 43 Pages

                                  SCHEDULE 13D

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CUSIP No. 45837P 108                                          PAGE 2 OF 43 PAGES
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   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          NATIONAL BROADCASTING COMPANY, INC.               14-1682529
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--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A
          GROUP*                                     (a) / /

                                                     (b) /X/

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   3      SEC USE ONLY

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   4      SOURCE OF FUNDS*

          OO
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   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                        / /
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   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                          7     SOLE VOTING POWER

      NUMBER OF                 3,645,575
        SHARES            ------------------------------------------------------
     BENEFICIALLY         8     SHARED VOTING POWER
       OWNED BY
         EACH                   0
      REPORTING           ------------------------------------------------------
        PERSON             9    SOLE DISPOSITIVE POWER
         WITH
                                3,645,575
                          ------------------------------------------------------
                           10   SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON

          3,645,575
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                     / /
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.4%
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

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CUSIP No. 45837P 108                                          PAGE 3 OF 43 PAGES
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   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          NATIONAL BROADCASTING COMPANY HOLDING, INC.               13-3448662
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A
          GROUP*                                     (a) / /

                                                     (b) / /
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          NOT APPLICABLE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                         / /
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                          7     SOLE VOTING POWER

      NUMBER OF                 DISCLAIMED (SEE 11 BELOW)
        SHARES            ------------------------------------------------------
     BENEFICIALLY         8     SHARED VOTING POWER
       OWNED BY
         EACH                   0
      REPORTING           ------------------------------------------------------
        PERSON            9     SOLE DISPOSITIVE POWER
         WITH
                                DISCLAIMED (SEE 11 BELOW)
                          ------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON

          BENEFICIAL OWNERSHIP OF ALL SHARES DISCLAIMED BY NATIONAL
          BROADCASTING COMPANY HOLDING, INC.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                     / /
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          NOT APPLICABLE (SEE 11 ABOVE)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

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CUSIP No. 45837P 108                                          PAGE 4 OF 43 PAGES
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   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          GENERAL ELECTRIC COMPANY                                14-0689340
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--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A
          GROUP*                                     (a) / /

                                                     (b) / /

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   3      SEC USE ONLY
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          NOT APPLICABLE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                         / /

--------------------------------------------------------------------------------
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   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          NEW YORK
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--------------------------------------------------------------------------------
                          7     SOLE VOTING POWER

                                DISCLAIMED (SEE 11 BELOW)
      NUMBER OF           ------------------------------------------------------
        SHARES            8     SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                 0
         EACH             ------------------------------------------------------
      REPORTING           9     SOLE DISPOSITIVE POWER
        PERSON
         WITH                   DISCLAIMED (SEE 11 BELOW)
                          ------------------------------------------------------
                           10   SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON

          BENEFICIAL OWNERSHIP OF ALL SHARES DISCLAIMED BY GENERAL ELECTRIC COMPANY
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                     / /
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          NOT APPLICABLE (SEE 11 ABOVE)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER.

         This Amendment No. 1 to Schedule 13D relates to the shares of Common Stock, no par value (the "Common Stock"), of Interactive Network, Inc. (the "Company"), a corporation organized under the laws of the State of California. The principal executive offices of the Company are located at 1161 Old County Road, Belmont, California 94002.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Amendment No. 1 to Schedule 13D amends and restates in its entirety the Schedule 13D originally filed by National Broadcasting Company, Inc. ("NBC") and is filed on behalf of NBC, National Broadcasting Company Holding, Inc. ("NBCH") and General Electric Company ("GE"). NBC, NBCH, and GE are herein referred to as the "Reporting Persons". NBC is a wholly-owned subsidiary of NBCH, who in turn is a wholly-owned subsidiary of GE. An agreement among the Reporting Persons with respect to the filing of this statement is attached hereto as Exhibit 1.

         NBC is a Delaware corporation with principal executive offices located at 30 Rockefeller Plaza, New York, New York 10112. The principal business activities of NBC are the operation of television and cable broadcast networks, internet properties and television stations. NBCH is a Delaware corporation with principal executive offices located at 30 Rockefeller Plaza, New York, New York 10112. NBCH is a holding company for NBC. GE is a New York corporation with its principal executive offices located at 3135 Easton Turnpike, Fairfield, Connecticut 06431. GE engages in providing a wide variety of industrial, commercial and consumer products and services.

         The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of NBC, NBCH and GE are set forth on Schedules A, B, and C attached hereto, respectively.

         Except as set forth on Schedule D hereto, during the last five years none of the Reporting Persons, nor, to the best of their knowledge, any of the their directors or executive officers has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

         This statement is being filed while the Reporting Persons are in the process of verifying information required herein from their respective directors, executive officers or trustees. If the Reporting Person obtains information concerning such individuals which would cause a material change in the disclosure contained herein, an amendment to this statement will be filed that will disclose such change.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         NBC acquired the Secured Note and the Funding Warrants (each as defined in Item 4 herein) purchased by it for $5,250,000, consisting of $4,750,000 in cash and the cancellation of $500,000 in outstanding indebtedness of the Company. The funds for the purchase of the Secured Note and the Funding Warrants purchased by it came from NBC's working capital. NBC also acquired the Convertible Note (as defined in item 5 herein) for $1,250,000 in cash and two notes for an aggregate of $500,000 in cash (which were used as part of the consideration for the Secured Notes acquired by NBC) in August 1994, the funds for which also came from NBC's working capital.

         In connection with certain litigation involving the company, a Mutual Release and Settlement Agreement, dated as of July 10, 1998 (the "Settlement Agreement"), was executed among the Company, Tele-Communications, Inc. ("TCI"), TCI Communications, Inc. (TCIC"), TCI Development Corporation, Inc. ("TCID"), TCI Programming Holding Company III ("TCI Programming"), TCI Cablevision of California, Inc. ("TCI Cablevision"), Gary S. Howard ("Howard", and collectively with TCI, TCIC, TCID, TCI Programming and TCI Cablevision, the "TCI Parties"), NBC, Sprint Corporation ("Sprint") and Motorola, Inc. ("Motorola"). Pursuant to the Settlement Agreement, NBC agreed to accept additional shares of Common Stock of the Company in consideration for the cancellation by NBC of certain outstanding indebtedness of the Company owed to NBC, at a price per share to be determined by the Board of Directors of the company. To effect this exchange, the Settlement Agreement provided for the execution of an Exchange Agreement, executed on April 15, 1999 (the "Exchange Agreement"), among TCI Programming, TCID, NBC, Sprint and Motorola (each a "Holder" and collectively referred to as the "Holders"). Pursuant to the Exchange Agreement each Holder exchanged all of the promissory notes of the Company held by it for newly issued shares of Common Stock (the "Exchange Shares"). The closing of the Exchange Agreement occurred April 23, 1999 and NBC received 1,902,279 Exchange Shares thereunder.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         Background. On September 26, 1994, NBC, TCI Programming, a wholly-owned subsidiary of TCI, Motorola and Sprint (collectively, the "Investors"), pursuant to a Note Purchase Agreement dated as of September 19, 1994 among the Company and the Investors (the "Note Purchase Agreement") purchased from the Company approximately $24 million aggregate principal amount of its 12% Senior Secured Convertible Notes due 1996 (the "Secured Notes") and warrants to purchase Common Stock (the "Funding Warrants"). The Note Purchase Agreement was entered into to provide secured financing in connection with the Company's general business operations, including the expansion of the current test marketing program of the Company's interactive game playing service. NBC purchased a Secured Note in the original principal amount of $5,250,000 and Funding Warrants to purchase 57,065 shares of Common Stock.

         The Secured Notes accrued interest at 12% per annum, payable in additional notes having the same terms as the Secured Notes, would have matured on the second anniversary of their issue date, and were secured by a first priority lien on substantially all of Interactive Network's assets. The Secured Notes were convertible in whole or in part at the option of the holder thereof at any time prior to the Mandatory Conversion Date (as defined below), and on the Mandatory Conversion Date all then outstanding Secured Notes would have been automatically converted. In each case, the Secured Notes were convertible into shares of cumulative voting participating preferred stock of the Company (the "Preferred Stock") which in turn was convertible into shares of Common Stock, at an initial effective conversion rate of $4.00 per share of Common Stock. The Preferred Stock was entitled to cumulative dividends at a rate of 12% per annum, payable in additional shares of Preferred Stock, and to vote together with the holders of the Common Stock on an as-converted basis, except as otherwise required by law (subject to certain exceptions as set forth in the Note Purchase Agreement). The Preferred Stock was convertible into Common Stock once the Company's shareholders approved an amendment to the Company's articles of incorporation to increase the number of authorized shares of Common Stock (the "Charter Amendment"). Upon approval and effectiveness of the Charter Amendment, the Preferred Stock became convertible at the option of the holder, in whole or in part, into shares of Common Stock at any time prior to the Mandatory Conversion Date, and, upon the Mandatory Conversion Date and immediately after the conversion of any outstanding Secured Notes, would have automatically converted into shares of Common Stock.

         The "Mandatory Conversion Date" would have occurred if prior to the stated maturity date of the Secured Notes (i) the Charter Amendment was filed and had become effective and (ii) the Company had consummated the sale of shares of its Common Stock or securities convertible into exchangeable or exercisable for, or otherwise representing the right to purchase, shares of Common Stock ("Common Stock Equivalents") having aggregate net cash proceeds to the Company of at least $45,000,000 (the "Target Amount"), subject to certain exclusions.

         Until the Mandatory Conversion Date, except in certain circumstances, if the Company issued additional shares of Common Stock or Common Stock Equivalents at a price per share that was lower than the effective conversion rate per share of Common Stock upon the conversion of the Secured Notes and the Preferred Stock, the applicable conversion rate would have automatically decreased to such lower price. The number and kind of securities issuable upon conversion of the Secured Notes and the Preferred Stock was also subject to adjustment in the event of (i) a merger or consolidation of the Company, a transfer of all or substantially all of the Company's assets or reclassification of the Common Stock; (ii) an adjustment in the Company's capital stock in the event of a stock dividend, stock split, reverse stock split or a reclassification not involving the transactions referred to in (i) above; or
(iii) a distribution by the Company to its stockholders of assets, debt securities, warrants, or other rights to purchase securities.

         The Funding Warrants entitled the holder thereof to purchase shares of Common Stock at any time prior to September 23, 1999 at an exercise price of $8.00 per share, subject to adjustment in the event of dilutive issuances of securities by the Company. Until the Mandatory Conversion Date, except in certain circumstances, if the Company issued additional shares of Common Stock or Common Stock Equivalents at a price per share that was lower than the exercise price, the exercise price would have automatically decreased to such lower price. After the Mandatory Conversion Date, the adjustment for dilutive issuances was based upon a weighted average formula specified in the Funding Warrants. The number and kind of securities issuable upon exercise of the Funding Warrants was also subject to adjustment in the event of a merger, stock dividend, distribution to all holders of Common Stock or similar event in the same manner as provided for the Secured Notes and the Preferred Stock. The Funding Warrants were exercisable in whole or in part.

         The Company informed NBC that it sold a number of shares of Common Stock at an effective price per share of less than $4.00, resulting in the issuance of additional shares of Common Stock to the Reporting Person pursuant to the anti-dilution provisions contained in the Note Purchase Agreement and the Stock Purchase Agreement, as well as increases in the number of shares of Common Stock ultimately issuable upon conversion of the Secured Notes and the Convertible Note and upon exercise of the Funding Warrants.

         Concurrently with the execution and delivery of the Note Purchase Agreement, NBC and the Company amended the warrant agreement dated December 21, 1987, as amended (the "NBC Warrant Agreement"), pursuant to which the Company previously issued three warrants to NBC which, if certain conditions were satisfied, would have enabled NBC to purchase 5%, 10% and 10%, respectively, of the outstanding Common Stock on the date of exercise, at a purchase price to be selected by NBC of either a fixed dollar exercise price or 75% of the then current fair market value of the Common Stock (the "Original NBC Warrants"). The amendment provided that the fixed dollar exercise price for these three warrants was $8.50 per share. In addition, the Company granted to NBC a warrant to purchase an additional 200,000 shares of Common Stock at a price of $5.625 per share (the "Additional NBC Warrants"), which warrant was exercisable if NBC promoted the interactive nature of television programs available in markets where NBC had an owned and operated station from November 15, 1994 through April 15, 1995. The exercise prices of all of these warrants were subject to adjustment for certain dilutive issuances of securities by the company.

         The Company has advised NBC that in its view the Funding Warrants, Original NBC Warrants and Additional NBC Warrants have ceased to be effective under the provisions of the Settlement Agreement and NBC has acknowledged that it agrees with this result.

         Present Transaction. In August 1995, the Company commenced litigation (the "Litigation") against the TCI Parties. The Company alleged that the TCI Parties had sought to acquire the Company's intellectual property by obtaining liens on the intellectual property through the secured loans made by them, refusing to honor purported commitments to make further loans and then seeking to foreclose on the Company's intellectual property when the Company could not sustain its business without additional funds. The TCI Parties denied the Company's allegations and TCI Programming, in its capacity as agent for the Secured Settling Parties (defined below), cross-claimed to foreclose their liens through the Litigation.

         On July 10, 1998, the Company, the TCI Parties, NBC, Sprint, and Motorola entered into a Mutual Release and Settlement Agreement (the "Settlement Agreement") with respect to the Litigation and certain other obligations among the parties thereto. As of the date thereof, TCI, NBC, Sprint and Motorola (the "Secured Settling Parties") held Secured Notes and Convertible Notes of the Company. Under the Settlement Agreement, the Company agreed to file a petition under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Northern District of California (the "Bankruptcy Court"), and the Secured Settling Parties agreed, upon entry by the Bankruptcy Court of a final non-appealable order confirming the Company's plan of reorganization (the "Plan"), to enter into the Exchange Agreement pursuant to which each Secured Settling Party would exchange all of its Secured Notes and Convertible Notes for the Exchange Shares and release its security interest in the Company's assets. In addition, the TCI Parties agreed to pay $10 million to the Company and an additional $2.5 million to the Company's counsel for the legal services rendered to the Company. The Exchange Agreement is attached hereto as Exhibit 2. The Company in turn agreed to release the Settling Parties, and the Settling Parties agreed to release the Company and each other, from all claims relating to or arising out of any matter, conduct, transaction or activity involving the Company and the Settling Parties up until the date of the Settlement Agreement, including but limited to such matters, conduct, transactions and/or activities related to the Litigation, any outstanding warrants, including those held by NBC, and any registration rights of the Settling Parties. The Settlement Agreement is attached hereto as Exhibit 3.

         The Company filed its petition under Chapter 11 of the Bankruptcy Code on September 14, 1998. The Plan was filed on December 22, 1998 and an amendment thereto was filed on February 18, 1999. The Bankruptcy Court entered its order confirming the Plan on April 12, 1999.

         NBC acquired the shares of Common Stock of the Company, including the Exchange Sharer, as an investment to hold in the ordinary course of business and not with the purpose or effect of causing a change in control of the Company.

         NBC intends to review its investment in the Company independently and on a regular basis and as a result thereof may at any time, or from time to time, acquire additional securities of the Company or dispose of all or a portion of any securities of the Company in the open market or otherwise. Any such acquisition or disposition would be made in compliance with all applicable laws and regulations, including Federal securities laws.

         Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to the Company, it should be noted that the possible activities of the Reporting Persons are subject to change at any time. Except as set forth above, none of the Reporting Persons has any present plans or proposals which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The responses of the Reporting Persons to Items 11 through 13 of the cover pages of this Schedule 13D are incorporated herein by reference. As of April 26, 1999, NBC beneficially owned in the aggregate 3,645,575 shares of Common Stock of the Company, representing approximately 9.4% of the outstanding shares of Common Stock (based on 30,840,441 shares of Common Stock outstanding as reported in the Company's Annual Report for the year ended December 31, 1998, plus the additional 7,814,589 shares issued by the Company pursuant to the Exchange Agreement).

         Except as set forth in this Item 5(a), none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, beneficially owns any shares of Common Stock of the Company.

         (b) The responses of the Reporting Persons to (i) Items 7 through 10 of the cover pages of this Schedule 13D and (ii) Item 5(a) hereof are incorporated herein by reference.

         NBC has the sole power to vote or to direct the voting power of the shares that it beneficially owns, subject to the Voting Agreement described in
Item 6 below, and it has the sole power to dispose of or direct the disposition of all of said shares.

         Except as set forth in this Item 5(b), none of the Reporting Persons, nor to the best of their knowledge, any of their directors or executive officers, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the shares of Common Stock of the Company which they may be deemed to beneficially own.

         (c) Except as set forth in Item 3 hereof, none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, has effected any transaction in the Common Stock of the Company during the past 60 days.

(d)      Not applicable.

(e)      Not applicable.

         Neither the filing of this Schedule 13D of any amendment thereto, nor anything contained herein is intended as, or should be construed as, an admission that NBCH or GE is the "beneficial owner" of any shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Reporting Persons' response to Item 3 hereof is incorporated herein by reference.

         Pursuant to the Settlement Agreement and the Exchange Agreement, the Company and the Holders entered into a Voting Agreement dated April 23, 1999 (the "Voting Agreement"), which provides that, except for any matter regarding David Lockton (including his election to the Board of Directors) and certain other major events with respect to the Company, the Holders will vote their respective Exchange Shares as directed by a committee of three independent persons (the "Committee"), selected as set forth in the Voting Agreement. The Committee will initially consist of John Bohrer, Donald Graham and Bruce Bauer. The Voting Agreement is attached hereto as Exhibit 4.

         An agreement among the Reporting Persons with respect to the filing of this Schedule 13D and any amendments thereto is attached hereto as Exhibit 1.

         Except as disclosed in this Item 6, none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, are parties to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to the securities of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Joint Filing Agreement by and among National Broadcasting Company, Inc., National Broadcasting Company Holding, Inc., and General Electric Company.

Exhibit 2 Exchange Agreement, dated as of April 15, 1999, by and between Interactive Network, Inc., TCI Programming Holding Company, III, TCI Development, LLC (the successor-in-interest to TCI Development Corporation), National Broadcasting Company, Inc., Sprint Corporation, and Motorola, Inc.

Exhibit 3 Mutual Release and Settlement Agreement, dated as of July 10, 1998, by and among Interactive Network, Inc., Tele-Communications, Inc., TCI Communications, Inc., TCI Development Corporation, Inc.,

            TCI Holding Company, III, TCI Cablevision of California, Inc., Gary
            S. Howard, National Broadcasting Company, Inc., Sprint Corporation, and Motorola, Inc., incorporated herein by reference to Exhibit A to the Plan of Reorganization of Interactive Network, Inc. filed as
            Exhibit 1.1 to Interactive Network, Inc.'s Report on Form 8-K filed on December 24, 1998.

Exhibit 4 Voting Agreement, included as Exhibit 2 to the Exchange Agreement attached hereto as Exhibit 3.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 4, 1999


NATIONAL BROADCASTING COMPANY, INC.


By:  Mark Begor
     --------------------------------
     Executive Vice President



NATIONAL BROADCASTING COMPANY HOLDING, INC.


By:  Mark Begor
     --------------------------------
     Treasurer



GENERAL ELECTRIC COMPANY


By:  Mark Begor
     --------------------------------
     Vice President

                           SCHEDULE A TO SCHEDULE 13D

                  Filed by National Broadcasting Company, Inc.

                       NATIONAL BROADCASTING COMPANY, INC.
                        DIRECTORS AND EXECUTIVE OFFICERS

                       PRESENT                       PRESENT
NAME                   BUSINESS ADDRESS              PRINCIPAL OCCUPATION
----                   ----------------              --------------------

DIRECTORS
---------

S.S. Cathcart          222 Wisconsin Avenue          Retired Chairman,
                       Suite 103                     Illinois Tool Works
                       Lake Forest, IL 60045

Andrea Jung            Avon Products, Inc.           President and Chief
                       1345 Avenue of the Americas   Operating Officer,
                       New York, NY  10105           Avon Products, Inc.

G.G. Michelson         Federated Department Stores   Former Member of the
                       151 West 34th Street          Board of Directors,
                       New York, NY 10001            Federated Department
                                                     Stores

E. F. Murphy           General Electric Company      Vice Chairman of the
                       3135 Easton Turnpike          Board and Executive
                       Fairfield, CT 06431           Officer, General Electric
                                                     Company

S. Nunn                King & Spalding               Partner, King & Spalding
                       191 Peachtree Street, N.E.
                       Atlanta, Georgia 30303

J.D. Opie              General Electric Company      Vice Chairman of the
                       3135 Easton Turnpike          Board and Executive
                       Fairfield, CT 06431           Officer, General Electric
                                                     Company

R.S. Penske            Penske Corporation            Chairman of the Board
                       13400 Outer Drive, West       and President, Penske
                       Detroit, MI 48239-4001        Corporation

F.H.T. Rhodes          Cornell University            President Emeritus
                       3104 Snee Building            Cornell University
                       Ithaca, NY 14853

A.C. Sigler            Champion International        Retired Chairman of the
                       Corporation                   Board and CEO
                       1 Champion Plaza              and former Director,
                       Stamford, CT 06921            Champion International
                                                     Corporation

D.A. Warner III        J. P. Morgan & Co., Inc.      Chairman of the Board,
                       & Morgan Guaranty Trust Co.   President, and Chief
                       60 Wall Street                Executive Officer,
                       New York, NY 10260            J.P. Morgan & Co.
                                                     Incorporated and Morgan
                                                     Guaranty Trust Company

J.F. Welch, Jr.        General Electric Company      Chairman of the Board
                       3135 Easton Turnpike          and Chief Executive
                       Fairfield, CT 06431           Officer, General Electric
                                                     Company

EXECUTIVE OFFICERS
------------------

John F. Welch Jr.      National Broadcasting         Chairman
                       Company, Inc.
                       3135 Easton Turnpike
                       Fairfield, CT 06431

Robert C. Wright       National Broadcasting         Chief Executive
                       Company, Inc.                 Officer & President
                       30 Rockefeller Plaza
                       New York, NY 10112

Mark Begor             National Broadcasting         Executive Vice
                       Company, Inc.                 President
                       30 Rockefeller Plaza
                       New York, NY 10112

William Bolster        CNBC, Inc.                    Executive Vice
                       2200 Fletcher Ave.            President
                       Fort Lee, NJ 07024

Richard Cotton         National Broadcasting         Executive Vice
                       Company, Inc.                 President
                       30 Rockefeller Plaza
                       New York, NY 10112

Duncan Ebersol         National Broadcasting         Executive Vice
                       Company, Inc.                 President
                       30 Rockefeller Plaza
                       New York, NY 10112

Randel A. Falco        National Broadcasting         Executive Vice
                       Company, Inc.                 President
                       30 Rockefeller Plaza
                       New York, NY 10112

Andrew Lack            National Broadcasting         Executive Vice
                       Company, Inc.                 President
                       30 Rockefeller Plaza
                       New York, NY 10112

Donald Ohlmeyer        National Broadcasting         Executive Vice
                       Company, Inc.                 President
                       30 Rockefeller Plaza
                       New York, NY 10112

Thomas Rogers          National Broadcasting         Executive Vice
                       Company, Inc.                 President
                       30 Rockefeller Plaza
                       New York, NY 10112

Scott Sassa            National Broadcasting         Executive Vice
                       Company, Inc.                 President
                       30 Rockefeller Plaza
                       New York, NY 10112

Edward Scanlon         National Broadcasting         Executive Vice
                       Company, Inc.                 President
                       30 Rockefeller Plaza
                       New York, NY 10112

Patrick Wallace        National Broadcasting         Executive Vice
                       Company, Inc.                 President
                       30 Rockefeller Plaza
                       New York, NY 10112

Kassie Canter          National Broadcasting         Senior Vice President
                       Company, Inc.
                       30 Rockefeller Plaza
                       New York, NY 10112


Each person listed above is a citizen of the United States of America except Andrea Jung, who is a citizen of Canada.

                           SCHEDULE B TO SCHEDULE 13D

              Filed by National Broadcasting Company Holding, Inc.


                   NATIONAL BROADCASTING COMPANY HOLDING, INC.
                        DIRECTORS AND EXECUTIVE OFFICERS

                       PRESENT                       PRESENT
NAME                   BUSINESS ADDRESS              PRINCIPAL OCCUPATION
----                   ----------------              --------------------

DIRECTORS
---------

S.S. Cathcart          222 Wisconsin Avenue          Retired Chairman,
                       Suite 103                     Illinois Tool Works
                       Lake Forest, IL 60045

Andrea Jung            Avon Products, Inc.           President and Chief
                       1345 Avenue of the Americas   Operating Officer,
                       New York, NY  10105           Avon Products, Inc.

G.G. Michelson         Federated Department Stores   Former Member of the
                       151 West 34th Street          Board of Directors,
                       New York, NY   10001          Federated Department
                                                     Stores

E. F. Murphy           General Electric Company      Vice Chairman of the
                       3135 Easton Turnpike          Board and Executive
                       Fairfield, CT 06431           Officer, General Electric
                                                     Company

S. Nunn                King & Spalding               Partner, King & Spalding
                       191 Peachtree Street, N.E.
                       Atlanta, Georgia 30303

J.D. Opie              General Electric Company      Vice Chairman of the
                       3135 Easton Turnpike          Board and Executive
                       Fairfield, CT 06431           Officer, General Electric
                                                     Company

R.S. Penske            Penske Corporation            Chairman of the Board
                       13400 Outer Drive, West       and President, Penske
                       Detroit, MI 48239-4001        Corporation

F.H.T. Rhodes          Cornell University            President Emeritus
                       3104 Snee Building            Cornell University
                       Ithaca, NY 14853


A.C. Sigler            Champion International        Retired Chairman of the
                        Corporation                  Board and CEO
                       1 Champion Plaza              and former Director,
                       Stamford, CT 06921            Champion International
                                                     Corporation

D.A. Warner III        J. P. Morgan & Co., Inc.      Chairman of the Board,
                       & Morgan Guaranty Trust Co.   President, and Chief
                       60 Wall Street                Executive Officer,
                       New York, NY 10260            J.P. Morgan & Co.
                                                     Incorporated and Morgan
                                                     Guaranty Trust Company

J.F. Welch, Jr.        General Electric Company      Chairman of the Board
                       3135 Easton Turnpike          and Chief Executive
                       Fairfield, CT 06431           Officer, General Electric
                                                     Company

EXECUTIVE OFFICERS
------------------

Robert C. Wright       National Broadcasting         Chief Executive
                       Company, Inc.                 Officer & President
                       30 Rockefeller Plaza
                       New York, NY 10112


Each person listed above is a citizen of the United States of America except Andrea Jung, who is a citizen of Canada.

                           SCHEDULE C TO SCHEDULE 13D

                        Filed by General Electric Company

                            GENERAL ELECTRIC COMPANY
                        DIRECTORS AND EXECUTIVE OFFICERS

                       PRESENT                       PRESENT
NAME                   BUSINESS ADDRESS              PRINCIPAL OCCUPATION
----                   ----------------              --------------------

DIRECTORS
---------

J.I. Cash, Jr.         Harvard Business School       Professor of Business
                       Baker Library 187             Administration-Graduate
                       Soldiers Field                School of Business
                       Boston, MA 02163              Administration, Harvard
                                                     University

S.S. Cathcart          222 Wisconsin Avenue          Retired Chairman,
                       Suite 103                     Illinois Tool Works
                       Lake Forest, IL 60045

D.D. Dammerman         General Electric Company      Vice Chairman of the Board
                       3135 Easton Turnpike          and Executive Officer,
                       Fairfield, CT 06431           General Electric Company;
                                                     Chairman and Chief
                                                     Executive Officer,General
                                                     Electric Capital
                                                     Services, Inc.


P. Fresco              Fiat SpA                      Chairman of the Board,
                       via Nizza 250                 Fiat SpA
                       10126 Torino, Italy

C.X. Gonzalez          Kimberly-Clark de Mexico,     Chairman of the Board
                         S.A. de C.V.                and Chief Executive
                       Jose Luis Lagrange 103,       Officer,
                       Tercero Piso                  Kimberly-Clark de Mexico,
                       Colonia Los Morales           S.A. de C.V.
                       Mexico, D.F. 11510, Mexico

Andrea Jung            Avon Products, Inc.           President and Chief
                       1345 Avenue of the Americas   Operating Officer,
                       New York, NY  10105           Avon Products, Inc.

G.G. Michelson         Federated Department Stores   Former Member of the
                       151 West 34th Street          Board of Directors,
                       New York, NY 10001            Federated Department
                                                     Stores


E. F. Murphy           General Electric Company      Vice Chairman of the
                       3135 Easton Turnpike          Board and Executive
                       Fairfield, CT 06431           Officer, General Electric
                                                     Company

S. Nunn                King & Spalding               Partner, King & Spalding
                       191 Peachtree Street, N.E.
                       Atlanta, Georgia 30303

J.D. Opie              General Electric Company      Vice Chairman of the
                       3135 Easton Turnpike          Board and Executive
                       Fairfield, CT 06431           Officer, General Electric
                                                     Company

R.S. Penske            Penske Corporation            Chairman of the Board
                       13400 Outer Drive, West       and President, Penske
                       Detroit, MI 48239-4001        Corporation

F.H.T. Rhodes          Cornell University            President Emeritus
                       3104 Snee Building            Cornell University
                       Ithaca, NY 14853

A.C. Sigler            Champion International        Retired Chairman of the
                       Corporation                   Board and CEO
                       1 Champion Plaza              and former Director,
                       Stamford, CT 06921            Champion International
                                                     Corporation

D.A. Warner III        J. P. Morgan & Co., Inc.      Chairman of the Board,
                       & Morgan Guaranty Trust Co.   President, and Chief
                       60 Wall Street                Executive Officer,
                       New York, NY 10260            J.P. Morgan & Co.
                                                     Incorporated and Morgan
                                                     Guaranty Trust Company

J.F. Welch, Jr.        General Electric Company      Chairman of the Board
                       3135 Easton Turnpike          and Chief Executive
                       Fairfield, CT 06431           Officer, General Electric
                                                     Company

                       PRESENT                       PRESENT
NAME                   BUSINESS ADDRESS              INCIPAL OCCUPATION
----                   ----------------              ------------------

EXECUTIVE OFFICERS
------------------

J.F. Welch, Jr.        General Electric Company      Chairman of the Board and
                       3135 Easton Turnpike          Chief Executive Officer
                       Fairfield, CT 06431

P.D. Ameen             General Electric Company      Vice President and
                       3135 Easton Turnpike          Comptroller
                       Fairfield, CT 06431

J.R. Bunt              General Electric Company      Vice President and
                       3135 Easton Turnpike          Treasurer
                       Fairfield, CT 06431

D.L. Calhoun           General Electric Company      Senior Vice President -
                       Nela Park                     GE Lighting
                       Cleveland, OH  44122

W.J. Conaty            General Electric Company      Senior Vice President -
                       3135 Easton Turnpike          Human Resources
                       Fairfield, CT 06431

D.M. Cote              General Electric Company      Senior Vice President -
                       3135 Easton Turnpike          GE Appliances
                       Fairfield, CT 06431

L.S. Edelheit          General Electric Company      Senior Vice President -
                       P. O. Box 8                   Corporate Research
                       Schenectady, NY 12301         and Development

B.W. Heineman, Jr.     General Electric Company      Senior Vice President -
                       3135 Easton Turnpike          General Counsel and
                       Fairfield, CT 06431           Secretary

J.R. Immelt            General Electric Company      Senior Vice President -
                       P.O. Box 414                  GE Medical Systems
                       Milwaukee, WI 53201

G.S. Malm              General Electric Company      Senior Vice President -
                       3135 Easton Turnpike          Asia
                       Fairfield, CT 06431

W.J. McNerney, Jr.     General Electric Company      Senior Vice President -
                       1 Neumann Way                 GE Aircraft Engines
                       Cincinnati, OH  05215

E.F. Murphy            General Electric Company      Vice Chairman of the Board
                       3135 Easton Turnpike          and Executive Officer
                       Fairfield, CT  06431

R.L. Nardelli          General Electric Company      Senior Vice President -
                       1 River Road                  GE Power Systems
                       Schenectady, NY 12345

R.W. Nelson            General Electric Company      Vice President -
                       3135 Easton Turnpike          Corporate Financial
                       Fairfield, CT 06431           Planning and Analysis

J.D. Opie              General Electric Company      Vice Chairman of the
                       3135 Easton Turnpike          Board and Executive
                       Fairfield, CT 06431           Officer

G.M. Reiner            General Electric Company      Senior Vice President -
                       3135 Easton Turnpike          Chief Information Officer
                       Fairfield, CT 06431

J.G. Rice              General Electric Company      Vice President -
                       2901 East Lake Road           GE Transportation Systems
                       Erie, PA  16531

G.L. Rogers            General Electric Company      Senior Vice President -
                       1 Plastics Avenue             GE Plastics
                       Pittsfield, MA 01201

K.S. Sherin            General Electric Company      Senior Vice President -
                       3135 Easton Turnpike          Finance and Chief Financial
                       Fairfield, CT 06431           Officer

L.G. Trotter           General Electric Company      Senior Vice President -
                       41 Woodford Avenue            GE Industrial Systems
                       Plainville, CT 06062


Each person listed above is a citizen of the United States of America except C.X. Gonzalez, who is a citizen of Mexico, P. Fresco, who is a citizen of Italy, Andrea Jung, who is a citizen of Canada and G.S. Malm, who is a citizen of Sweden.

                           SCHEDULE D TO SCHEDULE 13D


                    GE CONVICTIONS WITHIN THE PAST FIVE YEARS

1. Her Majesty's Inspectorate of Pollution v. IGE Medical Systems Limited (St. Albans Magistrates Court, St. Albans, Hertsfordshire, England,
Case No. 04/00320181)

         In April, 1994, IGE Medical Systems Limited (IGEMS), a U.K. subsidiary of GE Medical Systems, discovered the loss of a radioactive barium source at the Radlett, England facility. The lost source, used to calibrate nuclear camera detectors, emits a very low level of radiation. IGEMS immediately reported the loss as required by the U.K. Radioactive Substances Act. An ensuing investigation, conducted in cooperation with government authorities, failed to locate the source. On July 21, 1994, Her Majesty's Inspectorate of Pollution
(HMIP) charged IGEMS with violating the Radioactive Substances Act by failing to comply with a condition of registration. The Act provides that a registrant like IGEMS, which "does not comply with a limitation or condition subject to which
(it) is so registered ... shall be guilty of (a criminal) offense." Condition 7 of IGEMS' registration states that it "shall so far as is reasonably practicable prevent ... loss of any registered source."

         At the beginning of trial on February 24, 1995, IGEMS entered a guilty plea and agreed to pay of fine of (pound)5,000 and assessed costs of (pound)5,754. The prosecutor's presentation focused primarily on the 1991 change in internal IGEMS procedures and, in particular, the source logging procedure. The prosecutor complimented IGEMS' investigation and efforts to locate the source and advised the court that IGEMS had no previous violations of the Radioactive Substances Act. He also told the court that the Radlett plant had been highlighted as an exemplary facility to HMIP inspectors as part of their training. In mitigation, IGEMS emphasized the significant infrastructure and expense undertaken by IGEMS to provide security for radiation sources and the significant effort and expense incurred in attempting to locate the missing source.

                                  EXHIBIT INDEX

Exhibit No.
-----------

Exhibit 1 Joint Filing Agreement by and among National Broadcasting Company, Inc., National Broadcasting Company Holding, Inc., and General Electric Company.

Exhibit 2 Exchange Agreement, dated as of April 15, 1999, by and between Interactive Network, Inc., TCI Programming Holding Company, III, TCI Development, LLC (the successor-in-interest to TCI Development Corporation), National Broadcasting Company, Inc., Sprint Corporation, and Motorola, Inc.

Exhibit 3 Mutual Release and Settlement Agreement, dated as of July 10, 1998, by and among Interactive Network, Inc., Tele-Communications, Inc., TCI Communications, Inc., TCI Development Corporation, Inc., TCI Holding Company, III, TCI Cablevision of California, Inc., Gary S. Howard, National Broadcasting Company, Inc., Sprint Corporation, and Motorola, Inc., incorporated herein by reference to Exhibit A to the Plan of Reorganization of Interactive Network, Inc. filed as Exhibit
               1.1 to Interactive Network, Inc.'s Report on Form 8-K filed on December 24, 1998.

Exhibit 4 Voting Agreement, included as Exhibit 2 to the Exchange Agreement attached hereto as Exhibit 3.

                                    EXHIBIT 1

                             JOINT FILING AGREEMENT

         This will confirm the agreement by and among the undersigned that the
Schedule 13D filed on or about this date and any amendments thereto with respect to beneficial ownership by the undersigned of shares of the Common Stock, no par value, of Interactive Network, Inc. is being filed on behalf of each of the undersigned in accordance with Rule 13d-2(a) under the Securities Exchange Act of 1934.

Dated:  May 4, 1999

NATIONAL BROADCASTING COMPANY, INC.


By: Mark W. Begor
    -------------------------------
    Executive Vice President


NATIONAL BROADCASTING COMPANY HOLDING, INC.


By: Mark W. Begor
    -------------------------------
    Treasurer


GENERAL ELECTRIC COMPANY


By: Mark W. Begor
    -------------------------------
    Vice President

EXHIBIT 2

EXCHANGE AGREEMENT


         This Exchange Agreement is made and entered into as of the 15th day of April, 1999, by and between Interactive Network, Inc. ("IN"), a California corporation, First Party, and TCI Programming Holding Company, III ("TCI Programming"), TCI Development, LLC ("TCID") (the successor-in-interest to TCI Development Corporation) (TCI Programming and TCID being hereafter collectively referred to as "TCI") National Broadcasting Company, Inc. ("NBC"), Sprint Corporation ("Sprint"), and Motorola, Inc. ("Motorola") (TCI, NBC, Sprint and Motorola being collectively referred to herein as the "Noteholders"), Second Parties.

RECITALS
--------

         1. IN and the Noteholders have entered into a Mutual Release and Settlement Agreement (the "Settlement Agreement") dated as of July 10, 1998,
Section 5 of which contemplates the execution of this Agreement in order to effectuate the exchange of certain promissory notes of IN held by the Noteholders for shares of IN's common stock.

         2. Pursuant to Section 7 of the Settlement Agreement, IN filed a petition with the United States Bankruptcy Court of the Northern District of California under Chapter 11 of the Bankruptcy Code (Case No. 98-34055-DM-11) on September 14, 1998, and on December 22, 1998, filed its plan of reorganization. On April 12, 1999, the Bankruptcy Court entered its order (the "Bankruptcy Court Confirming Order") confirming IN's plan of reorganization (a copy of which has been delivered to each Noteholder).

         Now, therefore, in consideration of the foregoing premises and the following terms, covenants and conditions, the Parties hereby agree as follows:

1.       EXCHANGE OF SECURITIES

         1.1 Subject to the terms and conditions set forth herein, the Noteholders agree to convey to IN at the Closing (as that term is defined below) for cancellation promissory notes of IN (the "Notes") in the aggregate principal amounts indicated below, duly endorsed to IN, and in exchange IN agrees to deliver to each Noteholder a stock certificate of IN issued in the name of each Noteholder evidencing the number of shares of IN's common stock, no par value, indicated below after the name of each Noteholder (the aggregate number of shares issuable hereunder being referred to herein as the "Shares"):

                                                  NUMBER OF SHARES OF IN COMMON
                                                  STOCK TO BE RECEIVED
NOTEHOLDER            PRINCIPAL AMOUNT OF NOTES   BY NOTEHOLDER
----------            -------------------------   -------------

TCI Programming                                  2,600,351 (TCI Programming)
  and TCID            $10,008,216.80               342,556 (TCID)
NBC                     6,503,287.65             1,902,279
Sprint                  5,000,000.00             1,484,520
Motorola                5,001,220.88             1,484,883
                      --------------             ---------
TOTAL:                $26,512,723.00             7,814,589


         1.2 The Noteholders hereby acknowledge that upon transfer of the Notes to IN, and upon receipt of the Shares in exchange therefor, all obligations of IN with respect to the Notes, including principal and interest accrued thereon, will be deemed cancelled and extinguished.

         1.3 The IN Stock Certificates being delivered to the Noteholders in accordance with Section 1.1 will have endorsed on the face thereof a legend conspicuously stating: "The shares evidenced hereby are subject to a voting agreement, dated as of April 23, 1999, and expiring on April 22, 2003, a copy of which is on file at the office of Interactive Network, Inc."

2.       DISBURSEMENT OF ESCROW FUNDS

         TCI will cause Wells Fargo Bank, 525 Market Street, San Francisco, California 94163, contemporaneously with the exchange of securities at the Closing contemplated in section 1 of this Agreement, to wire transfer (a) to IN's Account No. 0029106168 at Wells Fargo Bank's IRA Operations Office, 525 Market Street, 4th Floor (Transit No. 121000248), the sum of $10,000,000, currently held in its Escrow Account No. 6029 108453, plus any accrued interest or appreciation thereon, and (b) to the Account No. 01-13449-3 maintained in the name of Cotchett, Pitre & Simon - Money Market Account, at Peninsula Bank of Commerce, 1001 Broadway, Millbrae, California, the sum of $2,500,000, currently held in Wells Fargo Bank, Escrow Account No. 6029-108461, plus any accrued interest or appreciation thereon. TCI will secure the cooperation of Legal Strategies Group in effecting the aforesaid transfer to Cotchett, Pitre & Simon.

3.       RELEASE OF SECURITY INTERESTS

         At the Closing, TCI will, contemporaneously with the exchange of securities contemplated in Section 1 of this Agreement, deliver to IN any intellectual property of IN and a release of all security liens and/or interests held by any of the TCI Parties (as defined in the Settlement Agreement), NBC, Sprint or Motorola in any IN assets, as contemplated in Section 4 of the Settlement Agreement. Such release will be in the form attached hereto as
Exhibit 1. The Noteholders will execute such further documents and take such further actions as IN may reasonably require to effectuate the release of liens on the assets of IN held by or for the benefit of the Noteholders at the time of Closing.

4.       VOTING AGREEMENT

         At the Closing, the Noteholders and IN will contemporaneously with the exchange of securities contemplated in Section 1 of the Agreement enter into a voting agreement (the "Voting Agreement") with respect to the shares of IN common stock issued to the Noteholders pursuant to this Agreement. Such Voting Agreement will be in the form attached hereto as Exhibit 2.

5.       OPINION OF COUNSEL

         At the Closing, IN will deliver to the Noteholders an opinion of Morrison & Foerster LLP, counsel to IN, in the form attached hereto as
Exhibit 3.

6.       CLOSING

         The closing will be held at 10:00 a.m. Pacific Time, on April 23, 1999, at the offices of Morrison & Foerster LLP, 425 Market Street, San Francisco, California 94105, or at such other time and place as the parties shall mutually agree.

7.       REPRESENTATIONS AND WARRANTIES OF THE NOTEHOLDERS

         Each of the Noteholders represents and warrants to IN, severally and not jointly as to itself only and not to any other Noteholder, that:

         (a) It is a corporation duly organized, validly existing and in good standing under the laws of its respective state of incorporation and has full corporate power to carry on its business as it is now being conducted.

         (b) It has full right, power and authority to execute, deliver and perform this Agreement and the Voting Agreement.

         (c) This Agreement and the Voting Agreement each constitutes a valid and binding agreement of it enforceable in accordance with its terms.

         (d) It has good and marketable title to all of the Notes to be exchanged by it pursuant to Section 1 of this Agreement free and clear of any lien, claim, charge, restriction, security interest, equity or encumbrance of any kind whatsoever and, except as otherwise provided in the Notes (which restrictions are hereby waived), has the complete and unrestricted right, power and authority to sell, transfer and deliver said Notes.

         (e) To the best of its knowledge, the only place where filings are required to effect the release of liens held by it at the time of Closing on the assets of IN as contemplated in Section 3 of this Agreement are set forth in
Exhibit 4 attached hereto.

8.       REPRESENTATIONS AND WARRANTIES OF IN

         IN represents and warrants to the Noteholders that:

         (a) IN is a corporation duly organized, validly existing and in good standing under the laws of the State of California and has full corporate power to carry on its business as it is now being conducted.

         (b) IN has full right, power and authority to execute, deliver and perform this Agreement and the Voting Agreement.

         (c) This Agreement and the Voting Agreement each constitutes a valid and binding agreement of IN enforceable in accordance with its terms.

         (d) The shares of common stock to be issued to each of the Noteholders pursuant to Section 1 hereof have been duly authorized by the board of directors of IN, will be validly issued, fully paid and non-assessable, and will be free and clear of any lien, claim, charge, restriction, security interest, equity or encumbrance of any kind whatsoever.

         (e) Neither the execution of this Agreement nor the consummation of the transactions contemplated herein require the consent of, approval of, declaration of, filing with or registration with any governmental or non-governmental person, entity or authority, including, without limitation, any filing under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

         (f) The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will (i) not conflict with, or result in (or with notice or lapse of time result in) a breach of the terms of or default under or violate (A) any provision of applicable law, or (B) any agreement, commitment, contract, instrument, order, decree, ruling or injunction to which IN is subject or a party or by which IN is bound or to which any shares or properties or assets of IN are subject; (ii) not cause the cancellation, discontinuance or alteration of any contract or agreement held by IN, or to which IN is a party; (iii) not result in a default or breach under the provisions of any note of which IN is the maker or guarantor or under any indenture, agreement or other instrument to which IN is a party or by which IN is bound or to which the properties or assets of IN are subject; (iv) not cause any acceleration of maturity of any loan or material obligations to which IN is a party or by which IN is bound or with respect to which IN is an obligor or guarantor; or (v) not result in the creation or imposition of any material lien, claim, charge, restriction or encumbrance of any kind whatsoever upon, or give to any other person any interest or right (including any right of termination or cancellation) in or with respect to, any of the material properties, assets, business, agreements or contracts of IN or the stock of IN.

         (g) The issuance of the shares contemplated by this Agreement is exempt under Section 3(a)(9) of the Securities Act of 1933.

         (h) No commission or other remuneration was or will be paid or given, directly or indirectly, by IN to any person or entity for soliciting the exchange of the Notes contemplated by this Agreement.

         (i) There are 30,840,441 shares of common stock of IN issued and outstanding as of the date hereof, immediately prior to consummation of this Agreement. No shares or rights or options to purchase shares of common stock of IN have been issued or granted since July 10, 1998, except for options granted on February 26, 1999, to William H. Green and William L. Groeneveld, as Directors of the Company, to purchase 25,000 shares and 12,500 shares, respectively, of the Company's Common Stock at 42 cents per share under the Company's 1999 Stock Option Plan.

         (j) The number of shares of common stock of IN and/or stock options held or claimed to be held by David Lockton, or for the benefit of David Lockton, as disclosed on the stock records of the Company are set forth in
Exhibit 5 attached hereto. IN's current management is not aware of any common stock and/or stock options of IN held by or for the benefit of any members of Mr. Lockton's family or any corporations or other entities directly or indirectly controlled by Mr. Lockton, except as disclosed in Amendment No. 1 to his Schedule 13D filed with the Securities and Exchange Commission on December 7, 1998, and reflected in Exhibit 5 attached hereto.

9.       TCI AS AGENT

         The Noteholders hereby appoint TCI as their agent-in-fact to take any actions and execute any documents for their benefit to carry out the provisions of this Agreement, including, without limitation, approval of documents as to form, and executing instruments to effectuate the release of liens on IN's assets as contemplated in Section 3 of this Agreement, and (except for NBC, which reserves its right to consider any such waiver) waiver of the requirement that the Bankruptcy Court's Confirming Order be final and non-appealable, provided that TCI shall not take any action that would alter the provisions for exchange of securities set forth in Section 1 of this Agreement or adversely affect the rights of the Noteholders hereunder or under the Voting Agreement. The Noteholders will each arrange to receipt for and take possession of the stock certificates evidencing their shares.

10.      MISCELLANEOUS PROVISIONS

         (a) No Waiver. No failure to exercise, and no delay in exercising, any right, power or privilege hereunder shall operate as a waiver thereof. No waiver of any breach of any provision shall be deemed to be a waiver of any proceeding or succeeding breach of the same or any other provision. No extension of time of performance of any obligations or other acts hereunder or under any other agreement shall be deemed to be an extension of the time for performance of any other obligations or any other acts.

         (b) No Assignment. The rights and obligations of this Agreement may not be assigned in whole or in part without the prior written consent of the other party hereto.

         (c) Counterparts. This Agreement may be executed in counterparts, each of which shall be an original but all of which together shall constitute one and the same instrument.

         (d) Entire Agreement/Amendments/Titles. This Agreement constitutes the entire agreement between the parties and no waiver, modification or termination of the terms hereof shall be valid unless in writing signed by the parties and only to the extent therein set forth. The capitalized titles to the various paragraphs and subparagraphs hereof are for convenience only and shall not effect the construction or interpretation of the actual provisions.

         (e) Reaffirmation and Survival of Warranties. The representations and warranties set forth herein shall be deemed to have been made again at and as of the Closing, and said representations and warranties shall survive the Closing.

         (f) Expenses. Each party hereto shall pay its own expenses incident to this Agreement and the transactions contemplated hereby except (i) any applicable excise, sales, transfer, documentary or other similar taxes, if any, that may be imposed upon or payable or collectible as a consequence of the transactions provided for herein shall be payable by the Noteholders and (ii) as may be provided otherwise in this Agreement.

         (g) Notices. All notices, requests, demands and other communications shall be in writing and shall be deemed to have been duly given only if for delivery prepaid via a traceable over-business-night delivery service.

         To the Noteholders:

              TCI:

              Tele-Communications, Inc.
              9197 South Peoria Street
              Englewood, Co  80112
              Attn:  Gary Howard

              with copies to:

              Bertram Perkel, Esq.
              Baker & Botts
              599 Lexington Avenue
              New York, NY  10022-6030

              and

              Joshua R. Floum
              Legal Strategies Group
              5905 Christie Avenue
              Emeryville, CA  94608-1925

              National Broadcasting Company, Inc.
              30 Rockefeller Plaza
              New York, NY  10112
              Attn:  Thomas S. Rogers, President
                     NBC Cable and Business Development

              with a copy to:

              Elizabeth Newell, Esq.
              Law Department, Suite 1075E
              National Broadcasting Company
              30 Rockefeller Plaza
              New York, NY  10112

              Motorola, Inc., Law Department
              1303 East Algonquin Road
              Schaumburg, IL  60196
              Attn:  Linda B. Valentine, Vice President
                     and Assistant General Counsel

              with a copy to:

              Hans Stucki, Esq.
              Dickinson-Wright
              225 W. Washington Street, Suite 400
              Chicago, IL  60606

              Sprint Corporation
              Department of Law
              2330 Shawnee Mission Parkway
              Westwood, KS  66205
              Attn:  Corporate Secretary

              or such other addresses as may be subsequently designated by each of the Noteholders.

              To IN:

              Bruce Bauer, Chairman of the Board,
              President and Chief Executive Officer
              Interactive Network, Inc.
              1161  Old County Road
              Belmont, CA  94002

              with a copy to:

              Marshall L. Small, Esq.
              Morrison & Foerster LLP
              425 Market Street
              San Francisco, CA  94105

              or such other address as may be subsequently designated by IN.

         (h) Governing Law. This Agreement will be governed by, and construed in accordance with, the laws of the state of California as applied to contracts made and performed in such State.

         In witness whereof, IN and the Noteholders have duly executed this Agreement on the date first set forth above.

Interactive Network, Inc.                 TCI Programming Holding Company, III


By: Bruce Bauer                           By: Gary Howard
-------------------------                 -------------------------
Bruce W. Bauer,                           Gary Howard,
Chairman of the Board,                    President and
President and                             Chief Executive Officer
Chief Executive Officer
                                          TCI Development, LLC

First Party
                                          By: Stephen M. Bret
                                          -------------------------
                                          Stephen M. Brett,
                                          Vice President

                                          National Broadcasting Company, Inc.


                                          By: Thomas S. Rogers
                                          -------------------------
                                          Thomas S. Rogers, President
                                          NBC Cable and
                                          Business Development

                                          Sprint Corporation


                                          By: Dan A. Jensen
                                          -------------------------

                                          Motorola, Inc.


                                          By: Linda Valentine
                                          -------------------------
                                          Senior Vice President

                                          Second Parties

SCHEDULE OF EXHIBITS


Exhibit No.                   Description
-----------                   -----------

    1          Instrument(s) releasing liens on IN assets

    2          Voting Agreement

    3          Opinion of Morrison & Foerster LLP

    4 Places where filings are required to effect release of liens on IN assets

    5          Stockholdings and options of David Lockton

EXHIBIT 1
---------

INSTRUMENTS RELEASING LIENS ON IN ASSETS
----------------------------------------

1. Patent Assignment from TCI Programming Holding Company, III, to Interactive Network, Inc., for filing in U.S. Patent & Trademark Office

2. Trademark Assignment from TCI Programming Holding Company, III, to Interactive Network, Inc., for filing in U.S. Patent & Trademark Office

3. Patent Assignment from TCI Programming Holding Company, III, to Interactive Network, Inc., for filing in Canadian Intellectual Property Office

4. California Uniform Commercial Code, Termination Statement executed by TCI Programming Holding Company, III, for filing with the California Secretary of State on its own behalf and as agent for NBC, Sprint and Motorola

5. California Uniform Commercial Code Termination Statement executed by TCI Development, LLC, as successor to TCI Development Corporation, for filing with the California Secretary of State

6.   Assignment and termination of Security Interests and Liens

EXHIBIT 2

VOTING AGREEMENT

         This Voting Agreement is made and entered into as of the 23rd day of April, 1999, by and between Interactive Network, Inc. ("IN"), a California corporation, First Party, and TCI Programming Holding Company, III ("TCI Programming"), TCI Development, LLC ("TCID") (the successor-in-interest to TCI Development Corporation) (TCI Programming and TCID being hereafter sometimes collectively referred to as "TCI"), National Broadcasting Company, Inc. ("NBC"), Sprint Corporation ("Sprint"), and Motorola, Inc. ("Motorola") (TCI, NBC, Sprint and Motorola being collectively referred to herein as the "Shareholders"), Second Parties.

RECITALS

         1. IN and the Shareholders entered into a Mutual Release and Settlement Agreement (the "Settlement Agreement"), dated as of July 10, 1998, Section 6 of which contemplates the execution of this Agreement in connection with consummation of the Exchange Agreement (the "Exchange Agreement) to which a copy of this Agreement is attached as Exhibit 2.

         2. The Exchange Agreement has been consummated on this date, and each of the Shareholders has received a certificate evidencing the numbers of shares of common stock of IN set opposite its name in Section 1 of this Agreement.

         Now, therefore, in consideration of the foregoing premises and the following terms, covenants and conditions, the Parties hereto agree as follows:

1.       SHARES SUBJECT TO THIS AGREEMENT

         The shares of common stock of IN (hereinafter referred to as the "Shares") subject to this Agreement are the shares set forth opposite the name of each Shareholder below issued pursuant to the Exchange Agreement and initially represented by the stock certificate indicated below:


SHAREHOLDER             NUMBER OF SHARES             CERTIFICATE NUMBER
-----------             ----------------             ------------------
TCI Programming               2,600,351
TCID                            347,556
NBC                           1,902,279
Sprint                        1,484,520
Motorola                      1,484,883
                              ---------
TOTAL:                        7,814,589

2.       AGREEMENT TO VOTE SHARES

         Each holder will vote the shares received by it under the Exchange Agreement as directed by a committee of Independent Persons (as such term is defined in the Settlement Agreement) who shall consist of three persons and shall make its decisions by majority vote. The committee shall initially consist of John Bohrer, Donald Graham and Bruce Bauer. If any of them shall resign, die or become incapacitated, he shall first be replaced by William Green, if William Green is then available and willing to serve in such capacity. If Green is unavailable and/or unwilling, the members of the committee shall, by majority vote, select a new member or members in their discretion, provided that no new member shall be David Lockton or a member of David Lockton's family. If the remaining members are unable to agree upon a new member by majority vote, then they shall apply to the chief Judge of the Superior Court of Alameda County to appoint such a member. However, (i) each Holder shall be entitled to vote its Shares as it determines in its sole discretion with respect to the election of David Lockton or any of his family members as a director of IN, or any other matter regarding Mr. Lockton, and (ii) each Holder shall be entitled to vote its Shares (to the extent stockholder approval or a consent to such action is required, whether sought by IN or any other person) as it determines in its sole discretion with respect to the following matters:

                  (a) any liquidation or dissolution of IN or the filing of any voluntary bankruptcy petition (other than as contemplated in the Settlement Agreement);

                  (b) any sale of IN; or

                  (c) the declaration and payment of any cash dividends or other distributions on the common stock or any other cash payments to stockholders as such.

         This Agreement shall constitute a voting agreement within the meaning of Section 706 of the California Corporations Code.

3.       DURATION OF AGREEMENT

         This Agreement will terminate on April 22, 2003, unless sooner terminated upon a breach of its terms.

4.       APPLICATION TO TRANSFEREES; LEGENDING OF STOCK CERTIFICATES

         The terms of this Agreement shall be binding upon any transferee(s) of the shares, who, as a condition to transfer of the shares, shall sign a counterpart of this Agreement evidencing the agreement of the transferee to be bound by this Agreement. Stock certificates evidencing the shares shall be evidenced with a conspicuous legend on the face thereof stating: "The shares evidenced hereby are subject to a voting agreement dated as of April 23, 1999, and expiring on April 22, 2003, a copy of which is on file at the office of Interactive Network, Inc." Each of the Second Parties reserves the right upon 5 business days prior written notice to the other Second Parties and the Company to assert under Section 12.2 of the Settlement Agreement that transferees of its shares may not be bound by this Agreement.

5.       COUNTERPARTS

         This Agreement may be executed in counterparts, each of which shall be an original but all of which together shall constitute one and the same instrument.

         In witness whereof, IN and the Shareholders have duly executed this Agreement on the date first set forth above.


Interactive Network, Inc.                 TCI Programming Holding Company, III


BY: __________________________            BY: __________________________
BRUCE W. BAUER,                           GARY HOWARD,
CHAIRMAN OF THE BOARD,                    PRESIDENT AND
PRESIDENT AND                             CHIEF EXECUTIVE OFFICER
CHIEF EXECUTIVE OFFICER
                                          TCI Development LLC
First Party

                                          BY: __________________________
                                          STEPHEN M. BRETT,
                                          VICE PRESIDENT

                                          National Broadcasting Company, Inc.


                                          BY: __________________________
                                          THOMAS S. ROGERS, PRESIDENT
                                          NBC CABLE AND
                                          BUSINESS DEVELOPMENT

                                          Sprint Corporation


                                          BY: __________________________

                                          Motorola, Inc.


                                          BY: __________________________

                                          Second Parties

EXHIBIT 3

April 23, 1999

TCI Programming Holdings, III
TCI Development, LLC
National Broadcasting Company, Inc.
Sprint Corporation
Motorola, Inc.

         Re:  Interactive Network, Inc.

Mesdames and Gentlemen:

         This opinion is furnished to you pursuant to Section 5 of the Exchange Agreement, dated as of April 15, 1999, between you and Interactive Network, Inc. (the "Company").

         We have examined originals or copies of the following documents (the "Documents"):

                  (i) Exchange Agreement dated as of April 15, 1999, between you and the Company (the "Exchange Agreement");

                  (ii) Amended and Restated Articles of Incorporation of the Company, filed on November 14, 1991 with the California Secretary of State, and Certificate of Amendment of Amended and Restated Articles of Incorporation of the Company, filed on May 26, 1995 with the California Secretary of State;

                  (iii) Resolutions of Board of Directors of the Company, dated December 16, 1998, and resolutions of Executive Committee of Board of Directors of the Company, dated March 26, 1999; and

                  (iv) Order confirming the Company's Chapter 11 plan of reorganization, filed on April 12, 1999, by the United States Bankruptcy Court for the Northern District of California (the "Order").

Unless otherwise defined herein, terms defined in the Documents shall have the same meanings herein.

         In addition, we have examined such records, documents, certificates of public officials and of the Company, made such inquiries of officials of the Company, and considered such questions of law as we have deemed necessary for the purpose of rendering the opinions set forth herein.

         We have assumed the genuineness of all signatures and the authenticity of all items submitted to us as originals and the conformity with originals of all items submitted to us as copies. In making our examination of the Documents, we have assumed that each party to one or more of the Documents other than the Company has the power and authority to execute and deliver, and to perform and observe the provisions of the Documents, and has duly authorized, executed and delivered such Documents, and that such Documents constitute the legal, valid and binding obligations of such party.

         Our opinion in paragraph (a) below as to the good standing of the Company is based solely upon a certificate of public officials in the state named in that paragraph. Our opinion in paragraph (d) below with respect to preemptive rights is based upon the assumption that by executing that certain Mutual Release and Settlement Agreement, dated as of July 10, 1998, between you and the Company (the "Settlement Agreement"), and by executing the Exchange Agreement, Tele-Communications, Inc. has relinquished any preemptive right it may have under Section 10 of that certain Amended and Restated Stock Purchase Agreement, dated as of June 4, 1993, between TCI Development Corporation and the Company.

         Whenever our opinion herein with respect to the existence or absence of facts is indicated to be based on our knowledge, it is intended to signify that, in the course of our representation of the Company, none of Adam Lewis, Ellen Borgersen, Darryl Rains, Marshall Small or David Goldenberg has acquired actual knowledge of the existence or absence of such facts.

         We have not undertaken any independent investigation to determine the existence or absence of such facts, and no inference as to our knowledge of the existence or absence of such facts should be drawn from the fact of our representation of the Company.

         The opinions hereinafter expressed are subject to the following further qualifications and exceptions:

         Other than the effect of the Order on the Settlement Agreement, the effect of bankruptcy, insolvency, reorganization, arrangement, moratorium or other similar laws relating to or affecting the rights of creditors generally, including, without limitation, laws relating to fraudulent transfers or conveyances, preferences and equitable subordination.

         Limitations imposed by general principles of equity upon the availability of equitable remedies or the enforcement of provisions of the Documents; and the effect of judicial decisions which have held that certain provisions are unenforceable where their enforcement would violate the implied covenant of good faith and fair dealing, or would be commercially unreasonable.

         We express no opinion as to the effect on the opinions expressed herein of (1) the compliance or non-compliance of any party to the Documents (other than the Company) with any laws or regulations applicable to it, or (2) the legal or regulatory status or the nature of the business of any such party.

         Based upon and subject to the foregoing, we are of the opinion that:

         The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of California.

         The Company has the corporate power and authority to execute and deliver, and to perform and observe the provisions of, the Exchange Agreement.

         The Exchange Agreement has been duly authorized, executed and delivered by the Company. The Exchange Agreement constitutes the legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms.

         The shares of Common Stock of the Company issued to you by the Company pursuant to the Exchange Agreement are duly authorized, validly issued, fully paid and non-assessable, free of any liens and to our knowledge, after due investigation, subject to no-preemptive rights.

         We express no opinion as to matters governed by any laws other than the substantive laws of the State of California and federal laws of the United States (without reference to choice-of-law rules), which are in effect on the date hereof.

         This opinion is solely for your benefit and may not be relied upon by, nor may copies be delivered to, any other person without our prior written consent.

                                                     Very truly yours,

EXHIBIT 4
---------

PLACES WHERE FILINGS ARE REQUIRED
---------------------------------
TO EFFECT RELEASE OF LIENS ON IN ASSETS
---------------------------------------


     1.   U.S. Patent & Trademark Office

     2.   Canadian Patent Office

     3.   California Secretary of State (Uniform Commercial Code)

     4.   Offices of County Clerk and County Recorder Santa Clara County,
          California

EXHIBIT 5


STOCKHOLDINGS AND OPTIONS OF
DAVID LOCKTON


         In Amendment No. 1 to the Schedule 13D filed by David Lockton with the Securities and Exchange Commission on December 7, 1998, he disclosed beneficial ownership of 2,759,000 shares of IN's common stock, including vested options for 2,103,000 shares exercisable at $.09 per share.

         IN's list of record shareholders as of March 1, 1999, as supplied by its stock transfer agent, discloses that David Lockton is the holder of record of 656,600 shares of IN's common stock and is the holder of record for 2,400 shares of IN's common stock as custodian for Richard A. Lockton under the Uniform Gifts to Minors Act, and John Lockton is the holder of record of 90,000 shares of IN's common stock.